UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*
SunLink Health Systems, Inc.

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
86737U102

(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
February 29, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Philip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No. 86737U102

1	NAME OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 5 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“Berggruen”), Berggruen Holdings Ltd., a BVI business company, Tarragona Trust, a BVI trust, Nicolas Berggruen, a United States citizen, Resurgence Health Group, LLC, a Georgia limited liability company, Philip H. Eastman, III, a United States citizen, and Anne S. Thompson, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 7, 2007 and as amended by Amendment Nos. 1, 2, 3 and 4 thereto filed jointly by the Reporting Persons with the SEC on December 10, 2007, January 14, 2008, January 22, 2008 and February 1, 2008, respectively (as amended, the “Statement”), with respect to the Common Stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).
     Items 2, 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. Medici I Investments Corp., a BVI business company, is no longer a Reporting Person. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
Item 2. Identity and Background.
     Item 2 of the Statement is hereby amended and restated as follows:
     (a)-(c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“BHNA”), Berggruen Holdings Ltd., a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”), Nicolas Berggruen, a United States citizen (“Berggruen” and, collectively with BHNA, Berggruen Holdings and Tarragona, the “Berggruen Parties”), Resurgence Health Group, LLC, a Georgia limited liability company (“Resurgence”), Philip H. Eastman, III, a United States citizen (“Eastman”), and Anne S. Thompson, a United States citizen (“Thompson” and, collectively with Resurgence and Eastman, the “Resurgence Parties”). Each of the Berggruen Parties and the Resurgence Parties is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
     Certain of the Berggruen Parties previously filed with the Commission a Schedule 13G with respect to 482,740 shares of Common Stock on January 3, 2007 pursuant to Rule 13d-1(c) under the Exchange Act. As of such date, such 482,740 shares of Common Stock represented approximately 6.6% of the Issuer’s outstanding Common Stock (based on the number of shares of Common Stock reported by the Issuer to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006). This Statement is being filed to report the formation of a group by the Berggruen Parties and the Resurgence Parties and a change in the investment intent of the Berggruen Parties.
     The Reporting Persons have formed a “group” with respect to the Common Stock within the meaning of Rule 13d-5(b)(1) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own all shares of Common Stock that may be beneficially owned by the members of the group as a whole. Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially 704,139 shares of Common Stock, constituting approximately 9.4% of the outstanding shares of Common Stock (based on the total number of shares of Common Stock reported by the Issuer to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2007, as filed with the Commission on February 13, 2008). The filing of this Statement and any future amendments by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest. Furthermore, the Berggruen Parties, Resurgence and Thompson specifically disclaim beneficial ownership of the shares of Common Stock owned by Eastman, and the Resurgence Parties specifically disclaim beneficial ownership of the shares of Common Stock owned by the Berggruen Parties.
     BHNA is a direct, wholly owned subsidiary of Berggruen Holdings. All of the outstanding capital stock of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Berggruen is a director of Berggruen Holdings.
     The principal business activity of each of BHNA and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Berggruen is the founder and president of Berggruen Holdings. The principal business activity of Tarragona is that of a private investment trust formed to own all of the outstanding capital stock of Berggruen Holdings.
     The principal business address of BHNA and Berggruen Holdings is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036. The principal business address of Berggruen is 9-11 Grosvenor Gardens, London, SW1W OBD, United Kingdom. The principal business address of Tarragona is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.
     Certain information with respect to the executive officers and directors of the Berggruen Parties, if applicable, is set forth on Schedule I attached hereto.
     Eastman and Thompson together indirectly own 100% of Resurgence through intermediary entities. Resurgence is wholly owned by its members, Eastman Ventures, LLLP, a Georgia limited liability limited partnership, and HealthTerms, LLC, a Georgia limited liability company. Eastman owns, directly or indirectly, 100% of the partnership interests in Eastman Ventures, LLLP, and Thompson owns 100% of the membership interests of HealthTerms, LLC.
     Resurgence’s principal business activity is to acquire and operate hospitals. Eastman’s principal occupation is chief executive officer of Resurgence, and Thompson’s principal occupation is chief operating officer of Resurgence.
     The principal business address of Resurgence, Eastman, and Thompson is 1400 Buford Highway, Building R-3, Sugar Hill, Georgia 30518.

     Certain information with respect to the executive officers and managers of Resurgence is set forth on Schedule I attached hereto.
     (d) - (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals listed on Schedule I attached hereto is a citizen of the United States, except as otherwise noted.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended to add the following:
     On February 29, 2008, Berggruen submitted to the Board a letter dated February 29, 2008, a copy of which is filed herewith as Exhibit 4 and is incorporated herein in its entirety by reference.
     The Reporting Persons intend to review their investment in the Common Stock on a continuing basis and, from time to time, may engage in further discussions with the Issuer’s senior executives and members of the Board concerning the foregoing. The Reporting Persons also intend to communicate with other shareholders of the Issuer, industry analysts and other constituents concerning the foregoing and to express their views of the Issuer, its management and the Board.
     Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, developments affecting the Issuer and its prospects, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future consider and take various courses of action with respect to the Issuer, its Board and its management and their investment in the Issuer, and the Reporting Persons may exercise any and all of their respective rights as shareholders of the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, encouraging the Issuer to take action to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth in the Statement and in this Amendment No. 5, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated as follows:
     (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,514,784 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2007, as filed with the Commission on February 13, 2008.
     As of February 29, 2008, BHNA directly beneficially owned 704,039 shares of Common Stock, constituting approximately 9.4% of the outstanding Common Stock. By virtue of their relationships with BHNA discussed in Item 2 above, each of Berggruen Holdings, Tarragona and Berggruen may be deemed to beneficially own the 704,039 shares of Common Stock directly beneficially owned by BHNA.
     As of February 29, 2008, Eastman beneficially owned 100 shares of Common Stock, constituting less than 1% of the outstanding Common Stock.
     The Reporting Persons have formed a “group” with respect to the Common Stock within the meaning of Rule 13d-5(b)(1) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own all shares of Common Stock that may be beneficially owned by the members of the group as a whole. Accordingly, in the aggregate, the Reporting Persons may be deemed to own beneficially 704,139 shares of Common Stock, constituting approximately 9.4% of the outstanding shares of Common Stock. The filing of this Statement and any future amendments by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest. Furthermore, the Berggruen Parties, Resurgence and Thompson specifically disclaim beneficial ownership of the shares of Common Stock owned by Eastman, and the Resurgence Parties specifically disclaim beneficial ownership of the shares of Common Stock owned by the Berggruen Parties.
     (b) By virtue of their relationships discussed in Item 2 above, each of BHNA, Berggruen Holdings, Tarragona and Berggruen has shared power to vote and dispose of the shares of Common Stock directly beneficially owned by BHNA.
     Eastman has sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns. Eastman does not have power, shared or otherwise, to vote or dispose of or direct the vote or disposition of any other shares of Common Stock. Resurgence and Thompson do not have sole or shared power to vote or dispose of (or direct the vote or disposition of) any shares of Common Stock.
     (c) There were no transactions in the Common Stock by the Reporting Persons or any person named in Schedule I annexed hereto during the past 60 days.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
     (e) Not applicable.
Item 7. Materials to be Filed as Exhibits.

Schedule I	Certain information with respect to the executive officers and directors of the Berggruen Parties, as applicable, and the executive officers and managers of Resurgence.

Exhibit 1
Joint Filing Agreement among the Reporting Persons, dated November 7, 2007 (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 2
Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit 2 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 3
Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 3 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 4	Letter dated February 29, 2008 from Berggruen to the Board of Directors of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 29, 2008

Berggruen Holdings North America Ltd.

By:	/s/ Jared S. Bluestein

Name:	Jared S. Bluestein
Title:	Director

Berggruen Holdings Ltd.

By:	/s/ Jared S. Bluestein

Name:	Jared S. Bluestein
Title:	Director

Tarragona Trust

By: Maitland Trustees Limited, as Trustee

By:	/s/ Jared S. Bluestein

Name:	Jared S. Bluestein
Title:	Authorized Signatory

*

Nicolas Berggruen

Resurgence Health Group, LLC

By:	/s/ Philip H. Eastman, III

Name:	Philip H. Eastman, III
Title:	Chief Executive Officer

/s/ Philip H. Eastman, III

Philip H. Eastman, III

/s/ Anne S. Thompson

Anne S. Thompson

*	The undersigned, by signing his name hereto, does sign and execute this Statement pursuant to the Limited Power of Attorney executed by Nicolas Berggruen filed as Exhibit 3 to this Statement.

Dated: February 29, 2008	*By: /s/ Jared S. Bluestein, Attorney-in-Fact

Jared S. Bluestein

Schedule I to the Statement is amended and restated in its entirety as set forth below:
SCHEDULE I
Berggruen Holdings North America Ltd.
     Set forth below is the name and business address of each director of Berggruen Holdings North America Ltd. There are no executive officers of Berggruen Holdings North America Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens London, SW1W OBD United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas
41st Floor
New York, NY 10036

Graham Cook	Director	Mill Mall PO Box 964 Road Town, Tortola British Virgin Islands
Berggruen Holdings Ltd.
     Set forth below is the name and business address of each director of Berggruen Holdings Ltd. There are no executive officers of Berggruen Holdings Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens
London, SW1W OBD
United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas
41st Floor
New York, NY 10036

Graham Cook	Director	Mill Mall
PO Box 964
Road Town, Tortola
British Virgin Islands

Resurgence Health Group, LLC
     Set forth below is the name, title and business address of each member and executive officer of Resurgence Health Group, LLC. Each executive officer is a United States citizen, and the members are entities organized under the laws of the state of Georgia.

Name	Title	Address
Eastman Ventures, LLLP	Member	1400 Buford Highway
Building R-3
Sugar Hill, Georgia 30518

HealthTerms, LLC	Member	1400 Buford Highway
Building R-3
Sugar Hill, Georgia 30518

Philip H. Eastman, III	Manager &	1400 Buford Highway
	Chief Executive Officer	Building R-3
Sugar Hill, Georgia 30518

Anne S. Thompson	Manager &	1400 Buford Highway
	Chief Operating Officer	Building R-3
Sugar Hill, Georgia 30518